

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 26, 2010

Via U.S. Mail and Facsimile (415-955-8910)

Jiada Hu
Chief Executive Officer
China Ritar Power Corp.
Room 405, Tower C, Huahan Building
16 Langshan Road
North High-Tech Industrial Park, Nanshan District
Shenzhen, China 518057

> **Re: China Ritar Power Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-51908**
> **Response Letter Filed July 8, 2010**

Dear Mr. Hu:

       We refer you to our comment letter dated June 22, 2010 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

                                             Sincerely,

                                             Cecilia Blye, Chief
                                             Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance

        Ryan Nail, Esq.
        The Crone Law Group (via facsimile)